                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                             TENDER OFFER STATEMENT
                   (UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)

                                (AMENDMENT NO. 1)

                           MOTORVAC TECHNOLOGIES, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   620105 10 6
                      (CUSIP Number of Class of Securities)


                                  LEE W. MELODY
                           MOTORVAC TECHNOLOGIES, INC.
                               1431 S. VILLAGE WAY
                           SANTA ANA, CALIFORNIA 92705
                                 (714) 558-4822
       (Name, Address and Telephone Number of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Person)


                                    COPY TO:

                                  BARRY D. FALK
                           JEFFERS, SHAFF & FALK, LLP
                       18881 VON KARMAN AVENUE, SUITE 1400
                            IRVINE, CALIFORNIA 92612
                                 (949) 660-7700

                            CALCULATION OF FILING FEE

        Transaction Valuation*                  Amount of Filing Fee
              $5,642,582                               $1,129

                    * Determined pursuant to Rule 0-11(b)(1).
          Assumes the purchase of 1,612,166 shares at $3.50 per share.

[X] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount previously paid:  $1,129.  Filing Party:  MOTORVAC TECHNOLOGIES, INC.
    Form or Registration No: TO.      Date Filed:    August 3, 2000.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ] third-party tender offer subject to Rule 14d-1.

         [X] issuer tender offer subject to Rule 13e-4.

         [X] going private transaction subject to Rule 13e-3.

         [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting results of the tender offer: [ ]



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         This Amendment No. 1 (this "Amendment") amends and supplements the
Tender Offer Statement on Schedule TO-I originally filed by MotorVac Technologies, Inc., a Delaware corporation (the "Company"), to purchase up to 1,612,166 shares (or such lesser number of shares that are properly tendered) of its common stock, $0.01 par value per share, at a purchase price of $3.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 3, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are attached as Exhibits (a) (1) (i) and (a) (1) (ii) to the Schedule TO-I.


         Items 1, 2, 4, 5, 10 and 12 of the Schedule TO-I and Items 7, 8 and 9 of the Schedule TO-I as required by Schedule 13e-3 are hereby amended by including the following information in the Offer to Purchase, which is hereby expressly incorporated by reference herein:


ITEM 1.  SUMMARY TERM SHEET

         The third and fourth sentences of the second paragraph in the Offer to Purchase under the caption "SUMMARY TERM SHEET - WHAT IS THE PURPOSE OF THE OFFER?" at page i of the Offer to Purchase are amended to read as follows:

                  "NASDAQ delisted our stock from the SmallCap Market on August 18, 2000 as a result of our filing to deregister our stock under the Exchange Act. Our stock is no longer publicly traded and may only be listed on the "pink sheets", which are an over-the-counter quotation system."

         The first sentence of the third paragraph in the Offer to Purchase under the caption "SUMMARY TERM SHEET - WHAT IS THE PURPOSE OF THE OFFER?" at page i of the Offer to Purchase is amended to read as follows:

                  "We are making this offer because we believe that our stockholders should have an opportunity to realize a fair cash price prior to completion of the Company's deregistration under the Exchange Act, and in light of the Company's delisting from the Nasdaq SmallCap Market, when public information about the Company and price quotations for the Company's stock will become less readily available."

         The second to last sentence of the first paragraph in the Offer to Purchase under the caption "SUMMARY TERM SHEET - WHAT DOES YOUR BOARD OF DIRECTORS THINK OF THE OFFER?" at page iv of the Offer to Purchase is amended to read as follows:

                  "Our Board of Directors carefully considered the opinion and has unanimously determined that the offer and the offer price are fair to all of our stockholders, including those that are unaffiliated with the Company."

         The first paragraph in the Offer to Purchase under the caption "SUMMARY TERM SHEET - WHAT IS THE RECENT MARKET PRICE OF MY SHARES?" at page iv of the Offer to Purchase is amended to read as follows:

                  "Our shares were quoted on the NASDAQ SmallCap Market under the symbol "MVAC."

         The last paragraph in the Offer to Purchase under the caption "SUMMARY TERM SHEET - WHAT IS THE RECENT MARKET PRICE OF MY SHARES?" at page iv of the Offer to Purchase is amended to read as follows:

                  "After we filed our certification for deregistration with the Commission, NASDAQ took steps to delist us from the NASDAQ SmallCap Market. Our stock was delisted on August 18, 2000 as a result of our filing to deregister our stock under the federal securities laws. As a result, you may find it more difficult to obtain an accurate quotation for your shares."


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

ITEM 2.  SUBJECT COMPANY INFORMATION

         The second to last paragraph of the cover page of the Offer to Purchase is amended to read as follows:

                  "The Shares were listed and traded on the NASDAQ SmallCap Market under the symbol "MVAC." On August 2, 2000, the last full trading day before announcement of the Offer, the last reported sale price of the Shares was $2.81 per Share. The Company's shares were delisted by NASDAQ on August 18, 2000, which will make it more difficult to obtain price quotations for the Shares."

         The second paragraph of the section of the Offer to Purchase entitled "THE OFFER - 7. PRICE RANGE OF SHARES; DIVIDENDS" on page 21 of the Offer to Purchase is amended to read as follows:

                  "As of the close of business on August 2, 2000, the last full trading day before the commencement of the Offer, the closing sales price of the Shares as reported on the NASDAQ SmallCap Market was $2.81 per Share. As explained in "Special Factors - Section 3. Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer," the Shares were delisted from the NASDAQ SmallCap Market on August 18, 2000 as a result of the Company having filed to deregister its stock under the federal securities laws. As a result, it may be more difficult to obtain accurate market quotations for the Shares."

ITEM 4.  TERMS OF THE TRANSACTION

         The last paragraph of the section of the Offer to Purchase entitled "INTRODUCTION" at pages 1-2 of the Offer to Purchase is amended to read as follows:

                  "The Shares were listed and traded on the NASDAQ SmallCap Market under the symbol "MVAC." On August 2, 2000, the last full trading day prior to announcement of the Offer, the closing per Share sales price as reported by NASDAQ was $2.81 per Share. As explained in "Special Factors - Section 3. Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer," the Shares will be deregistered under the Securities Exchange Act of 1934, as amended (the "Exchange Act") 90 days after the Company filed the appropriate certification to the Securities and Exchange Commission (the "Commission"). Upon the filing of such certification, the Company has no further obligation pursuant to the federal securities laws to file financial information and as a result, it may become more difficult to obtain information about the Company. In addition, the Shares were delisted from the NASDAQ SmallCap Market on August 18, 2000 as a result of the Company's having filed a certification with the Commission to deregister the Shares. As a result, it may be more difficult to obtain accurate market quotations for the Shares."

         The introductory paragraph of the section of the Offer to Purchase entitled "THE OFFER - 5. CERTAIN CONDITIONS OF THE OFFER" at pages 18-19 of the Offer to Purchase is amended to read as follows:

                  "Notwithstanding any other provisions of the Offer, the Company will not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone (subject to the requirements of the Exchange Act for prompt payment for or return of Shares) the acceptance for payment of, or the purchase of and payment for Shares tendered, if at any time on or after August 3, 2000, any of the following events shall have occurred (or shall have been determined by the Company in its sole and reasonable judgment to have occurred) regardless of the circumstances giving rise thereto (including any action or omission to act by the Company) and, in the sole and reasonable judgment of the Company, such event or events make it undesirable or inadvisable to proceed with the Offer or with such acceptance for payment or payment:"


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

         Subsection (a) of the section of the Offer to Purchase entitled "THE OFFER - 5. CERTAIN CONDITIONS OF THE OFFER" at page 19 of the Offer to Purchase is amended to read as follows:

                  "(a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, or before any court, authority, agency or tribunal that (i) challenges or seeks to challenge the acquisition of Shares pursuant to the Offer or otherwise in any manner relates to or affects the Offer or (ii) in the sole and reasonable judgment of the Company, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Company, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or materially impair the contemplated benefits of the Offer to the Company;"

         Subsection (b) of the section of the Offer to Purchase entitled "THE OFFER - 5. CERTAIN CONDITIONS OF THE OFFER" at page 19 of the Offer to Purchase is amended to read as follows:


                  "(b) there shall have been any action threatened, pending or taken, or approval withheld, withdrawn or abrogated or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company, by any legislative body, court, authority, agency or tribunal which, in the Company's sole and reasonable judgment, would or might directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the Shares illegal or otherwise restrict or prohibit consummation of the Offer,
         (ii) delay or restrict the ability of the Company, or render the Company unable, to accept for payment or pay for some or all of the Shares, (iii) impose or seek to impose limitations on the ability of the Company to acquire or hold or to exercise full rights of ownership of the Shares, (iv) materially impair the contemplated benefits of the Offer to the Company or (v) materially affect the business, condition (financial or other), income, operations or prospects of the Company, or otherwise materially impair in any way the contemplated future conduct of the business of the Company;"


         Subsection (c) of the section of the Offer to Purchase entitled "THE OFFER - 5. CERTAIN CONDITIONS OF THE OFFER" at page 19 of the Offer to Purchase is amended to read as follows:

                  "(c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (ii) any significant decline in the market price of the Shares or in the general level of market prices of equity securities in the United States or abroad, (iii) any change in the general political, market, economic or financial condition in the United States or abroad that could have a material adverse effect on the Company's business, condition (financial or other), income, operations, prospects or ability to obtain financing generally or the trading in the Shares, (iv) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation on, or any event which, in the Company's sole and reasonable judgment, might affect, the extension of credit by lending institutions in the United States, (v) the commencement of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States or
         (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, in the Company's sole and reasonable judgment, a material acceleration or worsening thereof;"

         Subsection (e) of the section of the Offer to Purchase entitled "THE OFFER - 5. CERTAIN CONDITIONS OF THE OFFER" at page 19 of the Offer to Purchase is amended to read as follows:

                  "(e) there shall have occurred any event or events that have resulted, or may in the sole and reasonable judgment of the Company result, in an actual or threatened change in the business, condition (financial or other), assets, income, operations, stock ownership or prospects of the Company, taken as a whole which does or may materially impair the contemplated benefits of the Offer; or"


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

         Subsection (f) of the section of the Offer to Purchase entitled "THE OFFER - 5. CERTAIN CONDITIONS OF THE OFFER" at page 20 of the Offer to Purchase is amended to read as follows:

                  "(f) the Company shall not have received adequate financing pursuant to the terms of the commitment from Comerica Bank."

         The last paragraph of the section of the Offer to Purchase entitled "THE OFFER - 5. CERTAIN CONDITIONS OF THE OFFER" at page 20 of the Offer to Purchase is amended to read as follows:

                  "Any of the foregoing conditions may be waived by the Company, in whole or in part, at any time and from time to time in its sole and reasonable discretion. The failure by the Company to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time before the expiration of the Offer. However, all conditions, other than those involving the receipt of necessary government approvals, must be satisfied or waived before the expiration of the Offer. Any determination by the Company concerning the events described above will be final and binding on all parties."

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         The last sentence of the second paragraph of the section of the Offer to Purchase entitled "SPECIAL FACTORS - 1. BACKGROUND" at page 2 of the Offer to Purchase is amended to read as follows:

                  "During the last five months of 1999, the Company explored two inquiries in this regard, one of which is discussed below and one of which did not progress beyond the provision of materials by the Company in response to a due diligence request."

         The last sentence of the third paragraph of the section of the Offer to Purchase entitled "SPECIAL FACTORS - 1. BACKGROUND" at page 2 of the Offer to Purchase is deleted and replaced with the following:

                  "In February 2000, at a meeting with principals of the Company and the Other Interested Party, the Other Interested Party extended an offer to the Company which was comprised of three elements: (a) cash at $3.50 per share; (b) one share of the Other Interested Party's common stock for each share of the Company's common stock valued at $1.00 per share; and (c) an earnout formula at $1.75 per share. After careful consideration by the Board, the Company informed the Other Interested Party that the offer was not acceptable and the Company decided not to pursue any further discussions with the Other Interested Party. The primary reason that the Board considered the offer to be unacceptable was that the consideration in addition to the cash portion was considered of uncertain value and highly contingent on future performance. In addition, the cash offer represented a discount from the average per share closing price of the stock for the 30 days prior to the date of the meeting. Furthermore, the cash offer was subject to the arrangement by the Other Interested Party of financing, which the Board decided was not an acceptable condition due to the Board's doubt regarding the Other Interested Party's ability to secure such financing."

         The last two sentences of the fifth paragraph of the section of the Offer to Purchase entitled "SPECIAL FACTORS - 1. BACKGROUND" at page 2 of the Offer to Purchase are deleted and replaced with the following:

                  "The Board received only one expression of interest from an investment banker as a result of these inquiries which indicated a qualified value range for the Company in the vicinity of


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

         $15 million, but no specific buyer was identified. The Board determined that this valuation was too low given the trading price of the Company's stock at the time and because the Board believed that the Company's prospects for increased profitability with the passage of time were greater than such valuation indicated. Therefore, the Board determined that the only realistic remaining alternative in the near term with respect to enhancing stockholder value was to pursue the course of going private."

         The sixth paragraph of the section of the Offer to Purchase entitled "SPECIAL FACTORS - 1. BACKGROUND" at page 2 of the Offer to Purchase is amended by inserting the following sentences after the second sentence:

                  "These alternatives included selling the Company or taking the Company private. During the discussion led by Andover at the meeting, the Board reiterated its decision not to sell the Company based on the fact that it had not received any offers that it considered viable. The discussion subsequently focused on deregistration of the Company's common stock under the Exchange Act, as well as the concurrent creation of an opportunity for stockholders to sell their stock if they wished to cash out before the Company effected such deregistration, including the availability of financing to fund the Company's purchase of stock that might be tendered."

         The sixth paragraph of the section of the Offer to Purchase entitled "SPECIAL FACTORS - 1. BACKGROUND" at page 2 of the Offer to Purchase is amended by inserting the following sentences before the last sentence:

                  "The Company's management, acting on the advice it received from its financial advisors, and relying upon its knowledge of the business, financial condition and prospects of the Company, estimated that a purchase price of $3.50 per share would represent an appropriate starting point for FMV's analysis of the fairness of the consideration to be paid for stock tendered by stockholders in response to a tender offer by the Company. In addition, the Company's management determined that such price represented a significant premium over the recent trading price of the stock. The Company's management communicated its reasoning to FMV and requested that FMV consider the fairness of a purchase price of $3.50 for the Company's stock."

         The last paragraph of the section of the Offer to Purchase entitled "SPECIAL FACTORS - 1. BACKGROUND" at page 3 of the Offer to Purchase is amended by deleting the first two sentences and replacing them with the following:

                  "At the Board's meeting on July 27, 2000, Andover provided an update regarding the status of the proposed tender offer and of the financing proposals that were available to support it. FMV made a presentation regarding its written opinion with respect to the fairness of the price to be offered to stockholders who participate in the tender offer and provided a detailed explanation of the methodologies it used in order to perform its analyses and to reach its conclusions. After extensive discussion and careful consideration of the proposed tender offer, the financing and the fairness opinion, the Board unanimously adopted the analyses and conclusions presented by FMV in its opinion, and decided to proceed with the Offer at a price of $3.50 and to effect the deregistration of the Company's common stock under the Exchange Act. The Board believed that the expeditious pursuit of this course of action would maximize the potential for enhancing stockholder value, by providing liquidity and a premium for stockholders who decided to tender their stock, and by creating a greater long-term potential for increased value for stockholders who decided not to tender their stock, as a result of the elimination of further expenses associated with being a public company. Therefore, the Board instructed the Company's legal and financial advisors to prepare the necessary forms for filing with the Commission as soon as possible."


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

         The last paragraph of the section of the Offer to Purchase entitled "SPECIAL FACTORS - 1. BACKGROUND" at page 3 of the Offer to Purchase is amended by adding the following sentence at the end of the paragraph:

                  "This opinion did not differ in any material respects from FMV's preliminary opinion."

         The first two sentences of the second paragraph of the section of the Offer to Purchase entitled "SPECIAL FACTORS - 7. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" at page 12 of the Offer to Purchase are amended to read as follows:

                  "The Company signed a Shareholders' Agreement on July 31, 2000 with Erin Mills International Investment Corporation (its majority stockholder) ("Erin Mills") and its continuing directors and executive officers (together with Erin Mills, the "Stockholders"), which will become effective 90 days after the date of execution. The Agreement provides that the Company shall have a right of first refusal with respect to shares of Company stock proposed to be sold by any of the Stockholders and if the Company does not exercise such right, the other Stockholders shall be given the right to purchase such shares."

ITEM 7 (of Schedule 13e-3). PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

         The third paragraph of the section of the Offer to Purchase entitled "SPECIAL FACTORS - 3. PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER; PLANS OF THE COMPANY AFTER THE OFFER" at page 4 of the Offer to Purchase is amended by deleting the fourth sentence and replacing it with the following:

                  "The Company was delisted by NASDAQ on August 18, 2000 as a result of filing the certification with the Commission to deregister its shares."

         The fourth paragraph of the section of the Offer to Purchase entitled "SPECIAL FACTORS - 3. PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER; PLANS OF THE COMPANY AFTER THE OFFER" at page 4 of the Offer to Purchase is amended to read as follows:

                  "Stockholders, both affiliated and unaffiliated, who determine not to accept the Offer will increase their proportionate interest in the Company, thus enabling them to share in the Company's profits to a greater extent, subject to the Company's right to issue additional shares and other equity securities in the future. Such stockholders will benefit from the reduced costs that the Company will experience due to the elimination of its obligation to respond to reporting and other requirements under the federal securities laws. However, such stockholders may find it more difficult to obtain accurate price quotations for their shares and to dispose of their shares in a less liquid market. Furthermore, less information about the Company will be available to stockholders since the Company will no longer be subject to the requirements of the federal securities laws regarding the filing of financial information and other information regarding significant developments in the Company."

         The first sentence of the seventh paragraph of the section of the Offer to Purchase entitled "SPECIAL FACTORS - 3. PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER; PLANS OF THE COMPANY AFTER THE OFFER" at page 4 of the Offer to Purchase is amended to read as follows:

                  "Grant Ferrier, one of the directors of the Company, has tendered his resignation, effective as of August 31, 2000, in order to devote more time to the company of which he is the president and chief executive officer, Environmental Business International, Inc."

         The second to last sentence of the first paragraph of the section of the Offer to Purchase entitled "THE OFFER - 10. EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; TERMINATION OF REGISTRATION UNDER THE EXCHANGE ACT" at page 26 of the Offer to Purchase is amended to read as follows:

                  "On August 18, 2000, NASDAQ delisted the Company's shares from the SmallCap Market."


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

ITEM 8 (of Schedule 13e-3). FAIRNESS OF THE TRANSACTION.

         The first sentence of the introductory paragraph of the section of the Offer to Purchase entitled "SPECIAL FACTORS - 4. FAIRNESS OF THE OFFER" at page 5 of the Offer to Purchase is amended to read as follows:

                  "The Board believes the Offer is fair to all holders of Shares, including unaffiliated holders, and the Board has unanimously approved the transaction."

         Paragraph (2) of the section of the Offer to Purchase entitled "SPECIAL FACTORS - 4. FAIRNESS OF THE OFFER" at page 5 of the Offer to Purchase is amended by changing the heading to read as follows:

                  "Current and Historical Market Prices and Premiums."

         The section of the Offer to Purchase entitled "SPECIAL FACTORS - 4. FAIRNESS OF THE OFFER" is amended by deleting the last paragraph of that section at page 6 of the Offer to Purchase and inserting the following paragraphs:

                  "(7) Net Book Value. The Board did not consider the net book value of the Company, because the Board believed that such value was an inaccurate measure of the Company's true value since such value only reflects accounting history expressed in nominal dollars and not the potential of a going concern.


                  (8) Going Concern Value. The Board considered the going concern value of the Company as part of its consideration of the analyses performed by FMV in preparing its preliminary opinion and as presented by FMV in its presentation to the Board. FMV's analyses with respect to the going concern value of the Company were based on the following methodologies: public company comparables, transaction comparables, discounted cash flow and stock price performance. See "SPECIAL FACTORS - 5. FAIRNESS OPINION."


                  (9) Liquidation Value. The Board did not consider the liquidation value of the Company, because the Board believed that such value was an inaccurate measure of the Company's true value since the Company is a going concern.

                  (10) Purchase Price Paid in Previous Purchases of its Stock. The Board did not specifically consider the purchase prices paid by the Company in previous purchases of the Company's stock as such prices were equivalent to the market prices of the stock at the time such stock was repurchased; rather, the Board considered current and historical market prices of the Company's stock on a general basis as noted in subsection (2) above.

                  (11) Offers Received by the Company. The Board considered the fact that it had not received any offers for purchase of the Company that it considered viable. See "SPECIAL FACTORS - 1. BACKGROUND."

                  In arriving at its determination that the Offer is fair to holders of Shares, including those that are unaffiliated, the Board gave great weight to the fairness opinion prepared by FMV and specifically adopted the analyses and conclusions presented in that opinion. The Board also gave significant weight to the market price of the Company's stock, particularly with respect to recent trends in such price, and the fact that the Offer would provide stockholders with the opportunity to sell their stock at a significant premium over recent prices, if such stockholders desired to liquidate their holdings at the present time. The Board gave significant weight to the fact that it had received a financing commitment for the Offer which it considered to be adequate and affordable and that would enable it to finance the maximum amount of stock that might be tendered by


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

         stockholders other than Non-Tendering Stockholders. The Board also gave significant weight to the lack of viable alternatives for enhancing stockholder value. The Board gave no weight to factors such as net book value and liquidation value because the Board believes that such values do not represent an accurate valuation of the Company. On the basis of the Board's evaluation, the Board concluded that the Purchase Price of $3.50 is substantively fair to holders of Shares, including those that are not affiliated with the Company.

                  A majority of the directors who are not employees of the Company have not retained an unaffiliated representative to act solely on behalf of unaffiliated stockholders for the purposes of negotiating the terms of the Offer. The Board believes that it was not necessary to retain such a representative as the Offer is noncoercive in nature and stockholders are not required to sell their stock. Furthermore, FMV, as an independent appraiser of the Purchase Price, concluded that the Purchase Price was fair to tendering stockholders. The Offer was approved unanimously by the Board of Directors, which includes 5 nonemployee directors. There is no stockholder vote required in connection with the Offer. There are no appraisal rights available to holders of Shares in connection with the Offer. Based on the abovementioned factors, the Board determined that the Offer was fair on a procedural basis."

ITEM 9 (of Schedule 13e-3). REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

         The introductory paragraph of the section of the Offer to Purchase entitled "SPECIAL FACTORS - 5. FAIRNESS OPINION" at page 6 of the Offer to Purchase is amended by inserting the following sentence at the end of the paragraph.

                  "The final written opinion did not differ in any material respects from the preliminary written opinion."

         The section of the Offer to Purchase entitled "SPECIAL FACTORS - 5. FAIRNESS OPINION. COMPARISON TO SELECTED PUBLICLY TRADED COMPANIES" at pages 7-8 of the Offer to Purchase is amended by inserting the following paragraph after the seven publicly traded companies enumerated in the first paragraph.

                  "These companies were selected for comparison to the Company with respect to its financial and operating information. FMV's search for these publicly traded companies included a review of research and data available from a variety of public sources including: Standard & Poor's Corporation, Moody's Investor Services, Disclosure Incorporated's "Compact D" CD/ROM, and Dow Jones News Retrieval Service, each of which contains relevant financial and operating information on actively traded public companies. Each selected publicly traded company (Champion Parts, Inc., Edelbrock Corporation, Hastings Manufacturing Company, Snap-On Incorporated, Standard Motor Products, Inc., U.S. Automotive Manufacturing, Inc., and Universal Automotive Industries) met the following criteria:

            1. The company had to be engaged in lines of business that are exposed to similar economic and business trends as the Company. More specifically, each company had to manufacture and/or provide products to the automotive aftermarket and service industry.

            2. The company had to be classified under similar Standard
               Industrial Classification ("SIC") codes as the Company. These SIC codes include 3589 (service industry machinery), 359x (industrial machinery, not elsewhere classified), and 3714 (motor vehicle parts and accessories).

            3. The company's common stock had to be outstanding in the hands of the public.

            4. The trading market of the company had to be relatively active in order to obtain true investor sentiment.

            5. The company's financial information had to be available to the public.


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



                  In addition, Champion Parts, Inc. was selected because it manufactures and sells automotive parts, primarily replacement fuel system components, to the automotive aftermarket and is exposed to similar overall economic and business trends as the Company. Edelbrock Corporation was selected because it manufactures and sells automotive parts, primarily specialty aftermarket parts, to the automotive aftermarket and is exposed to similar overall economic and business trends as the Company. Hastings Manufacturing Company was selected because it manufactures and sells automotive parts, primarily piston rings, and accessories to the automotive aftermarket and is exposed to similar overall economic and business trends as the Company. Snap-On Incorporated was selected because it is a major customer of the Company that is exposed to similar overall economic and business trends as the Company and is a developer, manufacturer, and marketer of automotive products and accessories to the automotive aftermarket. Standard Motor Products, Inc. was selected because it manufactures and sells automotive parts and accessories to the automotive aftermarket industry and is exposed to similar overall economic and business trends as the Company. U.S. Automotive Manufacturing, Inc. was selected because it manufactures and sells automotive parts, primarily friction products, to the automotive aftermarket and is exposed to similar overall economic and business trends as the Company. Universal Automotive Industries, Inc. was selected because it manufactures and sells automotive parts, primarily brake products, to the automotive aftermarket and is exposed to similar overall economic and business trends as the Company."



         The section of the Offer to Purchase entitled "SPECIAL FACTORS -
5. FAIRNESS OPINION" is amended by inserting the following after the first paragraph of the section entitled "Special Factors" at page 9 of the Offer to
Purchase:

                  "FMV considered the going concern value of the Company by employing analyses based on the following valuation methodologies: public company comparables, transaction comparables, discounted cash flow, and stock price performance. The results of each analysis are discussed in the preceding paragraphs of this Section 5.

                  In addition to the valuation methodologies employed by FMV in valuing the Company in conjunction with rendering its fairness opinion, FMV considered but did not give weight to the following valuation methodologies: net book value and liquidation value. The net book value methodology only reflects accounting history expressed in nominal dollars and not the potential of a going concern. Since the Company is a going concern, FMV did not give weight to the net book value method in valuing the Company. The liquidation value methodology is generally applicable only to businesses about to be liquidated. Since the Company has no intention of liquidating in the near future and any liquidation of the Company would be unlikely to result in a value higher than the going concern value of the Company, FMV did not give weight to the liquidation value methodology in valuing the Company.

                  FMV also considered but did not give weight to the purchase price paid in previous purchases of the Company's stock other than as part of its overall consideration of the current and historical trading prices of the Company's stock. FMV did not give weight to the offers received by the Company since the Company did not consider these to be viable offers.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

         The first two sentences of the sixth paragraph of the section of the Offer to Purchase entitled "THE OFFER - 9. SOURCE AND AMOUNT OF FUNDS" at page 26 of the Offer to Purchase are amended to read as follows:

                  "The Company and Comerica have fully executed the loan documents which are based on the terms provided in the Letter. The funds will be disbursed after the expiration of the tender offer when the exact amount of funds required will be determinable."


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

ITEM 12. EXHIBITS.

         Item 12 is hereby amended and supplemented by adding the following after Exhibit (d) thereof:

         (b)(1) Revolving Credit and Term Loan and Security Agreement by and between the Company and Comerica Bank - California, dated September 12, 2000.

         (d)(1) Amendment No. 1 to the Shareholders' Agreement, dated September 12, 2000.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              MotorVac Technologies, Inc.


                                              By: /s/ David Nelson
                                              Name: David Nelson
                                              Title: Chief Financial Officer
                                              Dated: September 13, 2000



         Exhibit                   Description
         -------                   -----------
         (b)(1)                    Revolving Credit and Term Loan and Security
                                   Agreement by and between the Company and Comerica Bank - California, dated
                                   September 12, 2000.

         (d)(1) Amendment No. 1 to the Shareholders' Agreement, dated September 12, 2000.



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